Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
April 9, 2007
VIA EDGAR [CORRESPONDENCE FILING]
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
     Attention: Mr. Christian T. Sandoe, Esq.

Re:	Kayne Anderson MLP Investment Company File No. 333-140488 and 811-21593
Sir or Madam:
On behalf of Kayne Anderson MLP Investment Company (the “Fund”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff in telephone conversations with Mr. Sandoe (the “SEC Staff”), regarding the Fund’s registration statement on Form N-2 filed with the Commission on February 7, 2007 and pre-effective amendment number 1 to such registration statement filed on March 23, 2007 (collectively, the “Registration Statement”). For your convenience, we have attempted to reproduce the oral comments of the SEC Staff as accurately as possible. These responses supplement our responses provided to the Commission in our letter dated March 23, 2007 (the “Prior Letter”).
PROSPECTUS:
Fees and Expenses (Page 6):
1.	Comment: The newly added line item in the fees and expenses table entitled “Payments Made / (Received) on Interest Rate Swaps” should be removed as a line item in the table because under accounting conventions the indicated amounts received by the Fund would be properly categorized as payments on investment activities rather than as an offset against expenses.

Response: The requested deletion and corresponding adjustments to the fees and expenses table information and the expense example will be made in the next pre-effective amendment to the Registration Statement.

Securities and Exchange Commission
April 9, 2007

Example (Page 8):
2.	Comment: In the third line of the first sentence of the initial paragraph under the caption “Example,” add “of average total assets” immediately following 1.375%. In footnote (1) to the table, delete the reference to “attributable to our common stock.”

Response: The requested changes and corresponding adjustments to expense example will be made in the next pre-effective amendment to the Registration Statement.
STATEMENT OF ADDITIONAL INFORMATION:
Financial Statements and Report of Independent Public Accounting Firm (Page F-1):
3.	Comment: Please disclose how the Fund would manage restrictions on affiliated transactions and other potential conflicts of interest that could arise if the Fund’s investment in Clearwater Natural Resources L.P. and/or other investments of a similar nature and size were considered to constitute an affiliation or control holding under applicable provisions of the Investment Company Act.

Response: The Fund believes that there is significant ambiguity in the application of existing Commission staff interpretations of the term “voting security” to complex structures such as privately negotiated limited partnership interests of the kind in which the Fund invests. As a result, the Fund recognizes that it is possible that the SEC staff may consider that the securities that the Fund holds of Clearwater Natural Resources L.P. and/or other similar investments are voting securities under the staff’s prevailing interpretations of this term. If such determination is made, the Fund may be regarded as a person affiliated with and controlling the issuer(s) of those securities for purposes of Section 17 of the Investment Company Act.

In light of the ambiguity of the definition of voting securities, the Fund intends to disclose its policy to treat any class of securities not as “voting securities” unless the security holders of such class have the ability under the partnership agreement to remove the general partner (assuming a sufficient vote of such securities, other than securities held by the general partner, in favor of such removal). The Fund also intends to disclose that the SEC staff may consider that other securities that the Fund owns are voting securities for the purposes of Section 17 and the impact to the Fund of such determination.

Accordingly, revised disclosure is proposed to be added in the next pre-effective amendment to the Registration Statement in the specified section, as indicated in the bolded and underlined statements shown in Annex A attached hereto, to address how the Fund proposes to address these circumstances. The Fund also intends to make any appropriate or required additional disclosures in its financial statements for future fiscal periods.
* * * * * * * * * *

Securities and Exchange Commission
April 9, 2007

We believe that we have addressed fully Mr. Sandoe’s comments regarding the Registration Statement. We are grateful to your continuing assistance with the review of this registration statement.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.
Very truly yours,

David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy David J. Shladovsky, Esq.

Securities and Exchange Commission
April 9, 2007

Annex A
Conflicts of Interest of Kayne Anderson
...
Investment decisions for us are made independently from those of Kayne Anderson’s other clients; however, from time to time, the same investment decision may be made for more than one fund or account. When two or more clients advised by Kayne Anderson or its affiliates seek to purchase or sell the same publicly traded securities, the securities actually purchased or sold are allocated among the clients on a good faith equitable basis by Kayne Anderson in its discretion in accordance with the clients’ various investment objectives and procedures adopted by Kayne Anderson and approved by our Board of Directors. In some cases, this system may adversely affect the price or size of the position we may obtain. In other cases, however, our ability to participate in volume transactions may produce better execution for us.
From time to time, we may “control” or may be an “affiliate” of one or more of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would “control” a portfolio company if we owned 25% or more of its outstanding voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its outstanding voting securities. The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including our investment adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, we and any portfolio company that we control are generally prohibited from knowingly participating in a joint transaction, including co-investments in a portfolio company, with an affiliated person, including any of our directors or officers, our investment adviser or any entity controlled or advised by any of them. These restrictions also generally prohibit our affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to us or any portfolio company that we control certain securities or other property and from lending to and borrowing from us or any portfolio company that we control monies or other properties.
The Fund believes that there is significant ambiguity in the application of existing SEC staff interpretations of the term “voting security” to complex structures such as privately negotiated limited partnership interests of the kind in which the Fund invests. As a result, it is possible that the SEC staff may consider that the certain securities investments in private limited partnerships are voting under the staff’s prevailing interpretations of this term. If such determination is made, the Fund may be regarded as a person affiliated with and controlling the issuer(s) of those securities for purposes of Section 17 of the 1940 Act.
In light of the ambiguity of the definition of voting securities, the Fund intends to treat any class of securities not as “voting securities” unless the security holders of such class have the ability, under the partnership agreement, to remove the general partner (assuming a sufficient vote of such securities, other than securities held by the general partner, in favor of such removal). The Fund believes this treatment is appropriate given that the general

Securities and Exchange Commission
April 9, 2007

partner controls the partnership, and without the ability to remove the general partner, the security holders have no control over the partnership.
There is no assurance that the SEC staff will not consider that other limited partnership securities that the Fund owns and does not treat as voting securities are, in fact, voting securities for the purposes of Section 17 of the 1940 Act. If such determination were made, the Company will be required to abide by the restrictions on “control” or “affiliate” transactions as proscribed in the 1940 Act.
We or any portfolio company that we control, and our affiliates, may from time to time engage in certain of such joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain exemptive rules promulgated by the SEC. We cannot assure you, however, that we would be able to satisfy the conditions of these rules with respect to any particular eligible transaction, or even if we were allowed to engage in such a transaction that the terms would be more or as favorable to us or any company that we control as those that could be obtained in arms length transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions that may be taken for us or on the type of investments that we could make.
As discussed above, under the 1940 Act, we and our affiliates, including Affiliated Funds, may be precluded from co-investing in private placements of securities, including in any portfolio companies that we control. Except as permitted by law, Kayne Anderson will not co-invest its other clients’ assets in the private transactions in which we invest. Kayne Anderson will allocate private investment opportunities among its clients, including us, based on allocation policies that take into account several suitability factors, including the size of the investment opportunity, the amount each client has available for investment and the client’s investment objectives. These allocation policies may result in the allocation of investment opportunities to an Affiliated Fund rather than to us. The policies contemplate that Kayne Anderson will exercise discretion, based on several factors relevant to the determination, in allocating the entirety, or a portion, of such investment opportunities to an Affiliated Fund, in priority to other prospectively interested advisory clients, including us. In this regard, when applied to specified investment opportunities that would normally be suitable for us, the allocation policies may result in certain Affiliated Funds having greater priority than us to participate in such opportunities depending on the totality of the considerations, including, among other things, our available capital for investment, our existing holdings, applicable tax and diversification standards to which we may then be subject and the ability to efficiently liquidate a portion of our existing portfolio in a timely and prudent fashion in the time period required to fund the transaction.